December 26, 2024

Marc Hazout
Chief Executive Officer
SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

       Re: SusGlobal Energy Corp.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed May 15, 2024
           File No. 000-56024
Dear Marc Hazout:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation